PROACTIVE FINTECH LLC
Income Statement
For the 12 Months Ended December 31, 2022 and December 31, 2020

	12 Months Ended Dec. 31, 2022	12 Months Ended Dec. 31, 2021
Sales		
Service Revenue	$ 2,133,591.57	$ 372,668.57
Less Returns and Allowances	(108,949.25)	(43,468.71)
Total Sales	2,024,642.32	329,199.86
Cost of Goods Sold		
Cost of Services	2,630,620.06	1,168,914.54
Total Cost of Goods Sold	2,630,620.06	1,168,914.54
Gross Profit	(605,977.74)	(839,714.68)
Operating Expenses		
Selling & Marketing	380,229.95	542,369.15
Research & Development	1,032,896.42	168,479.84
General & Administrative	384,708.08	1,182,231.87
Total Operating Expenses	1,797,834.45	1,893,080.86
Operating Income (Loss)	(2,403,812.19)	(2,732,795.54)
Other Income (Expenses)		
Interest Revenue	38,609.02	33,558.65
Total Other Income (Expenses)	38,609.02	33,558.65
Net Income (Loss) Before Taxes	(2,365,203.17)	(2,699,236.89)
Net Income (Loss)	$ (2,365,203.17)	$ (2,699,236.89)